FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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Contact: Liraz Kalif / Kevin Mannix
                Teva Investor Relations
                (011) 972-3-926-7281 / (215) 591-8912

FOR IMMEDIATE RELEASE

TEVA ANNOUNCES $600 MILLION
SECURITIES REPURCHASE PROGRAM

Jerusalem, Israel, November 7, 2006 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that its Board of Directors has authorized the Company to repurchase, including through one or more subsidiaries, up to an aggregate of $600 million of its ordinary shares/ADRs and convertible debentures of its finance subsidiaries. The repurchase program, Teva's third such program in recent years, is designed to enhance shareholder value and to offset dilution due to share issuances under the Company's employee compensation plans.

Given the Company's strong cash position and cash flow, the board believes that after the repurchase program, the Company will remain with sufficient internal resources to fully execute its long-term business development strategy, including future acquisitions of products, technology and entities, expansion of its generic and innovative R&D programs and meeting its other capital requirements.

The timing of repurchases and the exact number of securities to be purchased will depend upon prevailing market conditions and other factors. Repurchases under this program will be made using the Teva Group's own cash resources and may be commenced or suspended at any time or from time-to-time. Repurchases may be made from time to time at prevailing prices in the open market or in privately negotiated transactions. Any such purchases will be effected under the supervision of a special committee of the Board.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Dan Suesskind
                                     Name: Dan Suesskind
                                     Title: Chief Financial Officer

Date: November 7, 2006